UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2013

Commission File Number: 000-29916

AMERICAN BONANZA GOLD CORP.
(Translation of registrant's name into English)

Suite 1238, 200 Granville Street,
Vancouver, BC, V6C 1S4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F    [           ]  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

The purpose of this 6-K submission is to furnish the United States Securities and Exchange Commission with documents previously filed with the Canadian Securities Regulatory Authorities on the System for Electronic Data Analysis and Retrieval (“SEDAR”).

Exhibits

99.1	Condensed Consolidated Interim Financial Statements for the Three Months Ended March 31, 2013

99.2	Management’s Discussion and Analysis for the Three Months Ended March 31, 2013

99.3	Form 52-109F2 Certification of Interim Filings Full Certificate - CEO

99.4	Form 52-109F2 Certification of Interim Filings Full Certificate - CFO

99.5	Material Document – Amended and Restated Prom Note Wynne Olnick USD$1,250,000

99.6	Material Document - Amended and Restated Prom Note Brian Tingle USD$1,250,000

99.7	Material Document – Secured Prom Note and Guarantee Stephanie Berezan USD1,200,000

99.8	Material Document - Amended and Restated Prom Note NEMI Northern Energy USD$2,100,000

99.9	Material Document - Amended and Restated Prom Note Goldreign Capital Inc. USD$1,250,000

99.10	Material Document - Amended and Restated Prom Note Galloway Financial Services Inc. USD$1,750,200

99.11	Material Change Report Dated April 1, 2013

99.12	News Release Dated May 28, 2013

99.13	Voting Instruction Form

99.14	Electronic Information Request

99.15	Notice of Annual and Special Meeting

99.16	Management Information Circular

99.17	Form of Proxy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

American Bonanza Gold Corp.
(Registrant)

Date: August 6, 2013	By:	/s/ Joe Chan
Joe Chan

	Title:	Corporate Secretary